PUNTO GROUP, CORP.

1810 E. Sahara Ave., Office 216, Las Vegas, NV 89104

Tel: (702) 605-0605

March 19, 2015

Mr. Ivan Griswold,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Punto Group, Corp.

       Amendment No. 2 to Registration Statement on Form S-1

       Filed February 18, 2015

       File No. 333-200529

Dear Mr. Ivan Griswold:

Punto Group, Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated March 6, 2015 (the "Comment Letter"), with reference to the Company's Amendment No. 2 to registration statement on Form S-1 filed with the Commission on February 18, 2015.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Financial Statements

Report of Independent Registered Public Accountant, page F-1

1. Please have your independent registered public accountant revise the last paragraph of its audit report to delete the phrase “as required by paragraph h of PCAOB interim auditing standard AU 508.08.” Please note that this is not part of the auditor’s standard audit report, but solely a reference to the auditing standard that provides the form of the auditor’s standard report.

Our Response: Our independent registered public accountant revise the last paragraph of its audit report in accordance with the comments of the commission.

Please direct any further comments or questions you may have to the company at puntogroupcorp@gmail.com.

Thank you.

Sincerely,

/S/ Andrei Kriukov

Andrei Kriukov, President